Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258155

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 4 DATED JULY 14, 2022

TO THE PROSPECTUS DATED DECEMBER 22, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Fund”), dated December 22, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement are as follows:

•	to disclose the entering into of a new secured credit facility agreement.

Secured Credit Facility Agreement

On July 7, 2022 (the “Closing Date”), Grouse Funding LLC (“Grouse Funding”), a Delaware limited liability company and newly formed subsidiary of Apollo Debt Solutions BDC, a Delaware statutory trust (the “Company” or “us”), entered into a Credit Agreement (the “Secured Credit Facility”), with Grouse Funding, as borrower, the lenders from time to time parties thereto, Goldman Sachs Bank USA, as syndication agent and administrative agent, State Street Bank and Trust Company, as collateral agent and collateral custodian, and Virtus Group, LP, as collateral administrator.

From time to time, the Company expects to sell and contribute certain investments to Grouse Funding pursuant to a Sale and Contribution Agreement, dated as of the Closing Date, by and between the Company and Grouse Funding. No gain or loss will be recognized as a result of the contribution. Proceeds from the Secured Credit Facility will be used to finance the origination and acquisition of eligible assets by Grouse Funding, including the purchase of such assets from the Company. We retain a residual interest in assets contributed to or acquired by Grouse Funding through our ownership of Grouse Funding. The maximum principal amount of the Secured Credit Facility as of the Closing Date is $250 million, which can be drawn in U.S. Dollars subject to certain conditions; the availability of this amount is subject to the borrowing base, which is determined on the basis of the value and types of Grouse Funding’s assets from time to time, and satisfaction of certain conditions, including certain concentration limits.

The Secured Credit Facility provides for the ability to draw and redraw revolving loans under the Secured Credit Facility for a period of up to three years after the Closing Date unless the commitments are terminated sooner as provided in the Secured Credit Facility (the “Commitment Termination Date”). Unless otherwise terminated, the Secured Credit Facility will mature on the date which is five years after the Closing Date (the “Final Maturity Date”). Prior to the Commitment Termination Date, proceeds received by Grouse Funding from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, and the excess may be returned to the Company, subject to certain conditions. Following the Commitment Termination Date but prior to the Final Maturity Date, proceeds received by Grouse Funding from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, as well as principal on outstanding borrowings in accordance with the terms of the Secured Credit Facility, and the excess may be returned to the Company, subject to certain conditions. On the Final Maturity Date, Grouse Funding must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to the Company.

Under the Secured Credit Facility Grouse Funding is permitted to borrow amounts in U.S. dollars. Amounts drawn under the Secured Credit Facility will bear interest at Term SOFR plus a margin. Advances used to finance the purchase or origination of broadly syndicated loans under the Secured Credit Facility initially bear interest at Term SOFR plus a spread of 2.40%, except that following the application of a rebate amount the spread on broadly syndicated loans shall be 1.85%. Advances used to finance the purchase or origination of bonds or loans that are not broadly syndicated loans, that in either case have an EBITDA of $100 million or above, under the Secured Credit Facility initially bear interest at Term SOFR plus a spread of 2.15%. Advances used to finance the purchase or origination of any other eligible loans or bonds under the Secured Credit Facility initially bear interest at Term SOFR plus a spread of 2.40%. The Secured Credit Facility contains customary covenants, including certain limitations on the activities of Grouse Funding, including limitations on incurrence of incremental indebtedness, and customary events of default. The Secured Credit Facility is secured by a perfected first priority security interest in the assets of Grouse Funding and on any payments received by Grouse Funding in respect of those assets. Assets pledged to the lenders under the Secured Credit Facility will not be available to pay the debts of the Company.

Borrowings of Grouse Funding are considered our borrowings for purposes of complying with the asset coverage requirements under the 1940 Act.

In connection with the Secured Credit Facility, the Company entered into a Non-Recourse Carveout Guaranty Agreement with State Street Bank and Trust Company, on behalf of certain secured parties, and Goldman Sachs Bank USA. Pursuant to the Non-Recourse Carveout Guaranty Agreement, the Company guarantees certain losses, damages, costs, expenses, liabilities, claims and other obligations incurred in connection with certain instances of fraud or intentional misrepresentation, material encumbrances of certain collateral, misappropriation of certain funds, and the willful breach of certain provisions of the Secured Credit Facility.

The description above is only a summary of the material provisions of the Facility and is qualified in its entirety by reference to the copy of the Secured Credit Facility, which is filed as an Exhibit to our Registration Statement.

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